                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                               Hemacare Corp.
--------------------------------------------------------------------------------
                              (Name of Issuer)



                         Common Shares, no par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)



                                  423498104
               ----------------------------------------------
                               (CUSIP Number)



Kensington Capital Management, Inc., 230 South LaSalle Street, Suite 688,
                        Chicago, Illinois  60604-1408
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              November 11, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 423498104                                            Page 2 of 6 Pages



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Kensington Capital Management, Inc.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC, AF (See Item 3)

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois

--------------------------------------------------------------------------------
              NUMBER OF                7     SOLE VOTING POWER
               SHARES                        588,100
                                       -----------------------------------------
            BENEFICIALLY               8     SHARED VOTING POWER
              OWNED BY                       0
                                       -----------------------------------------
                EACH                   9     SOLE DISPOSITIVE POWER
              REPORTING                      588,100
                                       -----------------------------------------
               PERSON                  10    SHARED DISPOSITIVE POWER
                WITH                         0
                                       -----------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        588,100

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.2%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


CUSIP No. 423498104                                            Page 3 of 6 Pages



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Charles R. Schwab, Jr.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF, WC, AF (See Item 3)

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

--------------------------------------------------------------------------------
              NUMBER OF                7     SOLE VOTING POWER
               SHARES                        592,100
                                       -----------------------------------------
            BENEFICIALLY               8     SHARED VOTING POWER
              OWNED BY                       0
                                       -----------------------------------------
                EACH                   9     SOLE DISPOSITIVE POWER
              REPORTING                      592,100
                                       -----------------------------------------
               PERSON                  10    SHARED DISPOSITIVE POWER
                WITH                         0
                                       -----------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        592,100

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.2%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, no par value (the "Common Stock"), of Hemacare Corp. (the "Issuer"). The Issuer's principal executive offices are located at 4954 Van Nuys Boulevard, Sherman Oaks, California 91403.

ITEM 2. IDENTITY AND BACKGROUND

     (a), (b), (c) and (f): This statement is being filed by (i) Kensington Capital Management, Inc., an Illinois corporation ("Kensington"), with respect to shares of the Common Stock of the Issuer beneficially owned by it, and (ii) Charles R. Schwab, Jr. with respect to shares of the Common Stock of the Issuer beneficially owned by Mr. Schwab.

     Kensington is an Illinois corporation whose principal business activity is to act as an investment manager. Kensington is located at 230 South LaSalle Street, Suite 688, Chicago, IL 60604-1408. Mr. Schwab is the controlling and majority shareholder, president and sole director of Kensington.

     Mr. Schwab is a United States citizen. His business address is 230 South LaSalle Street, Suite 688, Chicago, IL 60604-1408. Mr. Schwab is the president of Kensington.

     Information with respect to each Reporting Person is given solely by such Reporting Person, and each claims no responsibility for the accuracy or completeness of the information supplied by the other Reporting Persons.

     (d) and (e): During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

     During the period between November 7, 1997 and November 19, 1997, Kensington, in its capacity as manager of a private investment fund (the "Fund"), directed the purchase of 137,500 shares of the Common Stock for an aggregate purchase price of $105,143.75. On November 11, 1997, the aggregate purchases equaled 53,000 shares of Common Stock, resulting in an acquisition of over 1% of the Issuer on such date. The price per share paid by Kensington ranged between $.75 to $ .8125 per share. All of such shares were purchased with the assets of the Fund in open market transactions.

     Mr. Schwab owns 4,000 shares of the Common Stock in an individual retirement account. In addition, for purposes of this report on Schedule 13D only, all of the 588,100 shares of Common Stock beneficially owned by Kensington are attributed also to Mr. Schwab, as the president and majority shareholder of Kensington. For all other purposes, Mr. Schwab disclaims beneficial ownership of the 588,100 shares of Common Stock beneficially owned by Kensington.


ITEM 4.  PURPOSE OF THE TRANSACTION

     Each of the Reporting Persons acquired the Common Stock for investment purposes.

     The Issuer has extended an invitation to Mr. Schwab to fill a temporary vacancy due to illness on the board of directors of the Issuer beginning in December 1997. Mr. Schwab has no plans to acquire a controlling interest in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b): Set forth in the table below are the number and percentage of Common Stock beneficially owned, as well as the nature of ownership, for each Reporting Person as of the date hereof:



                      Number of Shares         Number of Shares     Number of Shares                           Percentage of
                        Beneficially          Beneficially Owned     Beneficially        Aggregate Number          Shares
                      Owned With Sole         With Shared Voting    Owned with Sole         of Shares           Beneficially
        Name           Voting Power                 Power           Dispositive Power    Beneficially Owned        Owned*
        ----           ------------                 -----           -----------------    ------------------        ------
 Kensington Capital                                  0                  588,100
  Management, Inc.          588,100                                   (see Item 6)            588,100                 8.2%

Charles R. Schwab,                                   0                  592,100
Jr.                         592,100                                   (see Item 6)            592,100                 8.2%

* Percentage based on the total issued and outstanding shares of Common Stock reported by the Issuer in its 10-Q, filed with the Securities and Exchange Commission on November 14, 1997.

     (c): All transactions in shares of Common Stock effected by the Reporting Persons during the 60 days preceding the Event Date reported on page 1 and since that date are set forth below. All such shares were acquired through open market transactions.

A. Shares Acquired by Kensington(1)


Trade Date         Number of Shares                      Price Per Share
----------         ----------------                      ---------------
11/07/97           34,000                                  $.75
11/10/97           19,000                                  $.75
11/11/97           34,000                                  $.75
11/12/97           25,000                                  $.8125
11/13/97           18,000                                  $.75
11/18/97            5,000                                  $.81
11/19/97            2,500                                  $.8125
                  -------
        Total     137,500

B. Shares Acquired by Mr. Schwab


     Mr. Schwab did not acquire any shares in his individual capacity.
However, Mr. Schwab is the president and majority shareholder of Kensington. Therefore, for purposes of reporting on this Schedule 13D/A only, the shares of Common Stock beneficially owned by Kensington are being attributed to Mr. Schwab. Accordingly, the information set forth above for Kensington is applicable to Mr. Schwab as well. For all other purposes, Mr. Schwab disclaims the beneficial ownership of the 588,100 shares of the Common Stock beneficially owned by Kensington.

     (d):  Not applicable.

     (e):  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except for the operating agreement with the Fund, pursuant to which Kensington is the operator and manager of the Fund and is given exclusive authority to invest the assets of the Fund, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to the Common Stock or any other securities of the Issuer, including the transfer or voting of the Common Stock or other securities.

--------------------------
(1) All of the transactions set forth herein relate to purchases at Kensington's direction for the benefit of the Fund.

     As the president and majority shareholder of Kensington (i) all investment decisions made by Kensington, as a beneficial owner of securities shall be determined by Mr. Schwab, and (ii) all voting rights exercised by Kensington as a beneficial owner of securities shall be exercised only as determined by Mr. Schwab, or by proxies designated by Mr. Schwab.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 5, 1997                KENSINGTON CAPITAL MANAGEMENT, INC.


                                        By:  /s/ Charles R. Schwab, Jr.
                                           -----------------------------------
                                                         President


                                             /s/ Charles R. Schwab, Jr.
                                        -----------------------------------
                                                 Charles R. Schwab, Jr.